                                                                EXHIBIT 99(a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated January 12, 1996, and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Bear, Stearns & Co. Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                     NOTICE OF OFFER TO PURCHASE FOR CASH
                       ALL OUTSTANDING SHARES OF COMMON STOCK
                       (Including the Associated Rights)
                                      of
                               LORAL CORPORATION
                                      at
                             $38.00 NET PER SHARE
                                      by
                          LAC ACQUISITION CORPORATION
                         a wholly owned subsidiary of
                          LOCKHEED MARTIN CORPORATION

LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $.25 per share (including the associated Rights (as defined in the Offer to Purchase)) (collectively, the "Shares"), of Loral Corporation, a New York corporation (the "Company"), at $38.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 9, 1996, UNLESS THE OFFER IS EXTENDED. THE PURCHASER HAS AGREED, SUBJECT TO THE TERMS AND CONDITIONS OF THE OFFER, TO EXTEND THE OFFER UNTIL IMMEDIATELY AFTER THE TIME OF THE SPIN-OFF RECORD DATE (AS DEFINED BELOW).

  THE OFFER IS BEING MADE AS PART OF A SERIES OF TRANSACTIONS THAT ARE EXPECTED TO RESULT IN (I) THE DISTRIBUTION TO THE COMPANY'S STOCKHOLDERS OF SHARES IN LORAL SPACE & COMMUNICATIONS LTD., A NEWLY-FORMED BERMUDA COMPANY ("LORAL SPACE") THAT WILL OWN AND MANAGE SUBSTANTIALLY ALL OF THE COMPANY'S SPACE AND SATELLITE INTERESTS, INCLUDING GLOBALSTAR, L.P. AND SPACE SYSTEMS/LORAL, INC., AND CERTAIN OTHER ASSETS OF THE COMPANY (THE "SPIN-OFF"), AND (II) THE ACQUISITION OF THE COMPANY'S DEFENSE ELECTRONICS AND SYSTEMS INTEGRATION BUSINESSES BY PARENT PURSUANT TO THE OFFER AND MERGER DESCRIBED HEREIN.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 7, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, the Purchaser will make the Offer and that following the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the New York Business Corporation Law, the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or by any subsidiary of the Company that will be a subsidiary of Loral Space or by Parent, the Purchaser or any other subsidiary of Parent and other than Shares held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has filed with the Company a written objection to the Merger and demanded fair value for such Shares in accordance with Section 623 of the New York Business Corporation Law) will be converted into the right to receive cash without interest in an amount equal to the price per Share paid in the Offer.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE SPIN-OFF, DETERMINED THAT THE OFFER, THE MERGER AND THE SPIN-OFF ARE FAIR TO THE STOCKHOLDERS OF THE COMPANY AND ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE STOCKHOLDERS OF THE COMPANY.

  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) a number of Shares which, when added to the number of Shares then beneficially owned by Parent and its affiliates, represents at least two-thirds of the total number of Shares outstanding and two-thirds of the voting power of the Shares outstanding on a fully diluted basis.

  The Offer is not conditioned upon the Purchaser obtaining financing; provided, that if the Offer remains outstanding after April 30, 1996, the Offer will, subject to certain provisions of the Merger Agreement, be conditioned upon the Purchaser obtaining financing.

  Promptly following consummation of the Offer, the Company will distribute shares of Loral Space (the "Loral Space Shares") to the record holders of Shares on a date to be determined by the Board of Directors of the Company (the "Spin-Off Record Date") pursuant to a Restructuring, Financing and Distribution Agreement, dated as of January 7, 1996, among Parent, the Company, a predecessor to Loral Space and various other subsidiaries of the Company (the "Distribution Agreement"). Because the parties to the Distribution Agreement have agreed to use their reasonable efforts to cause the time of the Spin-Off Record Date to be established so as to occur immediately prior to the acceptance for payment by the Purchaser of Shares, a record holder of Shares who tenders Shares pursuant to the Offer (and who does not subsequently withdraw and sell such Shares) is expected to be the record holder thereof on the Spin-Off Record Date. Accordingly, in the event that Shares are accepted for payment pursuant to the Offer, such record holders should be entitled to receive, in respect of each Share tendered, $38.00 net in cash from the Purchaser and one Loral Space Share from the Company. As a result of the Spin-Off, Loral Space will own and manage substantially all of the Company's space and satellite interests, including Globalstar, L.P. and Space Systems/Loral, Inc., and certain other assets of the Company. In addition, pursuant to the terms of the Distribution Agreement, approximately $712 million, subject to adjustment under certain circumstances, will be included in the assets of Loral Space after the Spin-Off. After the Spin-Off, the Company will continue to own and operate the defense electronics and systems integration business of the Company and will own shares of preferred stock of Loral Space that are convertible into 20% of Loral Space's common stock.

  The Offer is subject to certain conditions set forth in the Offer to Purchase. If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) subject to the terms of the Merger Agreement, extend the Offer and, subject to withdrawal rights as set forth below, retain all such Shares until the expiration of the Offer as so extended, (iii) subject to the terms of the Merger Agreement, waive such condition and, subject to any requirement to extend the time during which the Offer is open, purchase all Shares validly tendered and not withdrawn prior to the Expiration Date or (iv) delay acceptance for payment of (whether or not Shares have theretofore been accepted for payment) or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

  The Purchaser reserves the right, at any time or from time to time in accordance with the terms of the Merger Agreement, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to First Chicago Trust Company of New York (the "Depositary"). Any such extension will be followed as promptly as practicable by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled date on which the Offer was to expire. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

  For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

  Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after March 11, 1996 unless theretofore accepted for payment as provided in the Offer to Purchase. To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares.

  The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has agreed to provide the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participant in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

  Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                              MORROW & CO., INC.
                         909 Third Avenue, 20th Floor
                           New York, New York 10022
                                (212) 754-8000
                                      or
                        Call Toll Free: (800) 566-9058
            Banks and Brokerage Firms, please call: (800) 662-5200

                     The Dealer Manager for the Offer is:
                           BEAR, STEARNS & CO. INC.
                                245 Park Avenue
                           New York, New York 10167
                        Call Toll Free: (800) 726-9849
January 12, 1996